United States securities and exchange commission logo





                               October 11, 2023

       Aldo Baiocchi
       Chief Executive Officer
       Avvenire Electric Vehicle International Corp.
       3172 North Rainbow Boulevard #1254
       Las Vegas, NV 89108

                                                        Re: Avvenire Electric
Vehicle International Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 13,
2023
                                                            File No. 024-12330

       Dear Aldo Baiocchi:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A filed on September 13, 2023

       General

   1.                                                   Please supplementally
provide us with a detailed legal analysis of whether the crypto asset you are creating is a
security pursuant to Section 2(a)(1) the Securities Act. In addition to considering the
enumerated types of securities set forth in Section 2(a)(1), please consider
                                                        SEC v. W.J. Howey Co.,
328 U.S. 293 (1946) and Gary Plastic Packaging Corp. v.
                                                        Merrill Lynch, Pierce
Fenner & Smith, 756 F.2d 230 (2d Cir. 1985). Moreover, in
                                                        preparing your legal
analysis please address not only the instruments themselves but also your role in the
operation of the blockchain and creation of the instruments.
   2.                                                   Please revise
throughout to describe in greater detail your current and future activities, products and/or
services involving crypto assets, as applicable. As examples only, we note the following
disclosures:
                                                            On page 17, your
second risk factor discloses that "[t]here are cyber security risks related to
cryptocurrency trading;"
                                                            On page 18, your
first risk factor references the "value of any cryptocurrencies the
 Aldo Baiocchi
FirstName LastNameAldo    Baiocchi
Avvenire Electric Vehicle International Corp.
Comapany
October 11,NameAvvenire
            2023           Electric Vehicle International Corp.
October
Page 2 11, 2023 Page 2
FirstName LastName
              Company holds or expects to acquire for its own account   ," and
your second risk
              factor states that cryptocurrency exchanges may be subject to fraud and failures; and
             On page 31, your disclosure appears to reference future income generating activities tied to "cryptocurrency revenue streams."
         Please also clarify whether you intend to mine crypto assets (e.g., solely for your benefit or otherwise), accept crypto assets as payment (e.g., as consideration for your Units or otherwise), hold crypto assets for your account or the account of others, lend or stake crypto assets, or otherwise transact in crypto assets. Also please include risk factor disclosure associated with the above. We may have additional comments after reviewing your revised disclosures.
3.       Please revise your filing, where appropriate, to address the following points:
             Please describe your policies and procedures, if any, for analyzing whether a particular crypto asset that you intend to mine, hold or transact
in is a    security
             within the meaning of Section 2(a)(1) of the Securities Act and disclose that this is a risk-based judgment and does not constitute a legal determination binding on regulators or the courts; and
             Expand your risk factors to describe (i) the regulatory risks associated with any such policies and procedures for determining the characterization of crypto assets and (ii)
             the risks attendant to your plans, if any, to expand your business activities to include additional types of crypto assets.
4. Please revise to discuss whether you intend to hold the crypto assets that you receive for investment or convert them into fiat currency immediately upon receipt or soon thereafter. If you intend to hold them for investment, please also address:
             the average period between receipt of your crypto assets and the subsequent conversion into fiat currency;
             any risks to your liquidity caused by volatility in cryptocurrency pricing; and
             the risk that you may become subject to registration under the Investment Company
             Act and the impact thereof on your business.
5. Please ensure that the disclosure in your offering circular is consistent with the material outside of your offering circular. For example, please revise your disclosure to address the following:
             You refer to several persons under the caption "Meet the Team" in the "Investors"
              section of your website. However, you disclose on page 33 that you have one employee; and
             You refer to various perks under the caption "Perks for Investing" in the
              "Investors" section of your website. However, you do not mention any perks in your offering circular.
Cover Page

6. Please ensure that you include the website of the company on the cover page. In this regard, we note the reference to a website of a different entity on the cover page.
 Aldo Baiocchi
FirstName LastNameAldo    Baiocchi
Avvenire Electric Vehicle International Corp.
Comapany
October 11,NameAvvenire
            2023           Electric Vehicle International Corp.
October
Page 3 11, 2023 Page 3
FirstName LastName
7. Please revise the disclosure on the cover page to clarify that the units are being offered on a best-efforts basis.
8. Please revise to clarify each security being offered under this offering statement. If you do not intend to include each component of the units or the shares of common stock underlying the warrants, please tell us why you do not believe you are required to do
         so.
The Offering, page 5

9. We note the disclosure on page 5 that a prospective investor must go to your website and complete a subscription agreement. Considering that investors are directed to your website to subscribe to your offering, revise your website to refer to an investment in your company at a price per security and minimum investment amount which is consistent with the type of security, price and minimum investment amount disclosed on the cover page. In this regard, we note that landing page for your website states: "Avvenire is currently taking investments from accredited investors only" and includes a minimum investment and a share price that is not consistent with the information included in your offering statement.
10. If and when your website solicits investments in your Form 1-A offering, please include the legends required by Rules 251(d) and 255 of Regulation A, along with an active link to your offering circular.
Risk Factors, page 6

11.      Please expand your risk factor disclosure to address the following:
             To the extent material, discuss any reputational harm you may face in light of the
             recent disruption in the crypto asset markets. For example, discuss how market
             conditions have affected how your business is perceived by customers,
             counterparties, and regulators, and whether there is a material impact on your
             operations or financial condition;
             Please describe any material risks to your business from the possibility of regulatory
             developments related to crypto assets and crypto asset markets.
Identify material
             pending crypto legislation or regulation and describe any material effects it may have
             on your business, financial condition, and results of operations;
             Please expand your disclosure in the second risk factor on page 18 to describe any
             material risks related to: (i) safeguarding your, your affiliates
 , or your customers
             crypto assets; and (ii) your business and financial condition if your policies and
             procedures surrounding the safeguarding of crypto assets,
conflicts of interest, or
             comingling of assets are not effective; and
             Describe any material risks you face related to the assertion of jurisdiction by U.S.
             and foreign regulators and other government entities over crypto assets and crypto
             asset markets. Additionally, noting your disclosure on page 31 regarding your
                agreements with service partners   through 200 dealers
worldwide    and plans to
 Aldo Baiocchi
FirstName LastNameAldo    Baiocchi
Avvenire Electric Vehicle International Corp.
Comapany
October 11,NameAvvenire
            2023           Electric Vehicle International Corp.
October
Page 4 11, 2023 Page 4
FirstName LastName
              generate sales in    North America and other international
jurisdictions,    please
              disclose the material risks related to unauthorized or impermissible customer access to your crypto asset products and services, if any, outside of United States. Describe the potential impact to your business of administrative sanctions, including fines, or legal claims based upon the laws of such other jurisdictions.
12. We note that by signing your Subscription Agreement, the parties are giving up their rights to a jury trial. Please revise your disclosure to address the following:
             Include a description of the provision in the Risk Factors section of the offering
              circular;
             Clearly state whether or not this provision applies to claims under federal securities
              laws. Also, state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder;
             Highlight the material risks related to the provision, including the possibility of less
              favorable outcomes, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you; and
             Clarify whether the provision applies to purchasers in secondary transactions.
13. Please clarify how much time that Mr. Baiocchi will devote to your business and how his participation with other entities could create a conflict of interest. Our principal stockholders and management own a signficant percentage of our stock..., page 7

14. We note your disclosure that your CEO and his affiliates beneficially own a majority of your shares. Please revise to clearly state the beneficial ownership amount of your CEO and indicate whether any of the other entities disclosed in the table on page 37 are intended to be included in this discussion.
Incorrect or fraudulent coin transactions..., page 17

15. Please clarify the reference in the last sentence on page 17 to "TCM Coins Series
         Preferred Stock.
Dilution, page 20

16. As this is a best-efforts offering with no minimum investment required, please revise the dilution information to include a sensitivity analysis reflecting varying amounts of possible sales (e.g., 25%, 50%, 75% and 100%).
Plan of Distribution, page 20

17. We note your disclosure regarding rolling closings and that you reserve the right to terminate the offering at your sole discretion. Please provide expanded disclosure regarding your rolling closings including how frequently closings may occur, how you will determine whether and when to have a closing, what rights subscribers may have after remitting payment prior to a closing, and whether you may terminate the offering without ever having a closing. Given these offering features please also provide us your analysis
 Aldo Baiocchi
FirstName LastNameAldo    Baiocchi
Avvenire Electric Vehicle International Corp.
Comapany
October 11,NameAvvenire
            2023           Electric Vehicle International Corp.
October
Page 5 11, 2023 Page 5
FirstName LastName
         as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.
How to Subscribe, page 23

18. We note your disclosure in the second risk factor on page 6 that [i]nvestors in this offering may at some point have the option of paying for their investment with
         cryptocurrencies.    Please expand your disclosure here, and clarify
your risk factor
         disclosure accordingly, to provide a complete description of the process for purchasing your securities with crypto assets. Without limitation, your disclosure should address:
             Which crypto assets will you accept as consideration for investing in this offering;
             How you will value the crypto assets initially and on an ongoing basis;
             How you will determine the amount of Units to which a purchaser will be entitled and at what point will the number of Units be determined;
             Who will bear the risk of a downturn in price of the crypto asset between the time it is delivered to the company and the time that the company determines the amount of
              Units to be issued;
             How you will hold and secure the crypto assets that you receive from investors between the time the payment is received and closing of the sale; and
             In the event subscriptions are rejected in whole or in part, the form refunds will take to purchasers who paid using crypto assets. If rejected subscriptions are paid for using crypto assets, how you will determine the amount of the refund if the value of the relevant crypto asset has changed.
Description of Business, page 25

19. Please discuss the steps you must take to launch your products to address the billion dollar markets disclosed on page 32 and elsewhere in your document. Also, disclose any material hurdles before you are able to address the markets.
20. We note that for each of the products described beginning on page 26, you state that they are currently being offered. We note further your disclosure that your products have estimated completion dates in 2024. Please revise to clarify that each product is not yet available and disclose when each product is expected to be available. Avvenire Spiritus, page 29

21. Please revise to more clearly explain how the mining activities of your customers purchasing the Avvenire Spiritus will function, including, without limitation:
             The specific blockchain network(s) whose transactions your customers will be able to verify and the type of consensus mechanism that the blockchain uses;
             The mining inputs included in the vehicle, the hash rate, and energy consumption attributable to mining;
             How your customers will earn crypto asset rewards through such activities and/or monetize the same;
             How the Avvenire Nebula Cryptocurrency Mining and Wallet will operate, including
 Aldo Baiocchi
FirstName LastNameAldo    Baiocchi
Avvenire Electric Vehicle International Corp.
Comapany
October 11,NameAvvenire
            2023           Electric Vehicle International Corp.
October
Page 6 11, 2023 Page 6
FirstName LastName
              the material terms of any custody arrangements for the crypto assets to be held by you (i.e., any crypto assets you earn through mining, receive as payment or otherwise acquire) or your customers purchasing the Avvenire Spiritus, and any agreements you will have with individual wallet holders; and
                How any other related contractual agreements will be structured and the parties involved.
Our Process, page 31

22.      We note your disclosure that the company is    working on creating a
blockchain and
         cryptocurrency that will be accessible through certain of its vehicles Please revise to address the following points:
             Provide a plain-English definition of blockchain;
             Describe the material features of the blockchain you are creating and discuss any functional differences between it and other popular blockchains (e.g., Ethereum);
             Provide a detailed explanation of how your vehicles will utilize blockchain technology; and
             Describe the material features of the crypto asset you are creating. Also please discuss how such crypto asset will interact with the blockchain you are creating and your vehicles.
Sales Channels, page 31

23. We note your disclosure that you have obtained pre-orders. Please revise to state how many pre-orders you have received and through how many dealers. Please also describe the material terms of the pre-orders such as whether a down payment was made and whether such payment is refundable.
Security Ownership of Management and Certain Securityholders, page 36

24. Please explain how the percentages were calculated in the table on page 36. For example, it appears that Global Eudamonic Capital's beneficial ownership is more than 4.5%.
Experts, page 40

25. We note your disclosure that your financial statements included in the offering circular have been audited by Assurance Dimensions. Based on the audit report on page F-2, the financial statements were audited by Abdi Sheikh-Ali, CPA, PLLC. Please revise this section accordingly.
Independent Accountant's Audit Report, page F-1

26.      Please have your auditors address the following in its audit report:
             the heading of the auditor's report should be consistent with Illustration 1 of AU-C
             Section 700;
             specify the date of inception that the financial statements comprise;
 Aldo Baiocchi
Avvenire Electric Vehicle International Corp.
October 11, 2023
Page 7
             the second sentence of the second paragraph in the Auditor's Responsibilities for the
           Audit of the Financial Statements section should be consistent with Illustration 1 of
           AU-C Section 700;
             the heading of the going concern section should comply with AU-C Section
           570.24 and state that the auditor's opinion is not modified with respect to the matter;
           and
             the auditor's report should state the auditor is required to be independent in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission pursuant Article 2 of Regulation S-X, if true. Refer to paragraph (c)(1)(iii) in Part F/S of Form 1-A and FRM 4130.3.
Notes to Financial Statements
2. Significant Accounting Policies
k. Related Party Transactions, page F-9

27. We note your disclosure that the executed purchase and sale agreement states $4,541,584 sales price would be due from the Company on or before December 15, 2023. Please fix the inconsistency as the disclosures on pages 19 and 26 state you have until June 30, 2024 to pay the purchase price.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Stephany Yang at 202-551-3167 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.



                                                             Sincerely,
FirstName LastNameAldo Baiocchi
                                                       Division of Corporation
Finance
Comapany NameAvvenire Electric Vehicle International Corp.
                                                       Office of Manufacturing
October 11, 2023 Page 7
cc:       Arden Anderson, Esq.
FirstName LastName